Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A NEVADA CORPORATION UNDER THE NAME OF "WUSSLER WORLDWIDE MEDIA COMPANY" TO A DELAWARE CORPORATION, FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF FEBRUARY, A.D. 2017, AT 11:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6324647 8100F
SR# 20171120794

Authentication: 202085250
Date: 02-23-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 02/22/2017
FILED 11:17 AM 02/22/2017
SR 20171120794 - File Number 6324647

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is NEVADA.

2.) The jurisdiction immediately prior to filing this Certificate is NEVADA.

3.) The date the Non-Delaware Corporation first formed is 4/1/2016.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is WUSSLER WORLDWIDE MEDIA COMPANY.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is WUSSLER WORLDWIDE MEDIA COMPANY.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 21ST day of FEBRUARY, A.D. 2017.

By: [signature]

Name: TIMOTHY A HOLLY
Print or Type

Title: PRESIDENT
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "WUSSLER WORLDWIDE MEDIA COMPANY" FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF FEBRUARY, A.D. 2017, AT 11:17 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6324647 8100F
SR# 20171120794

Authentication: 202085250
Date: 02-23-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 02/22/2017
FILED 11:17 AM 02/22/2017
SR 20171120794 - File Number 6324647

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is WUSSLER WORLDWIDE MEDIA COMPANY.

• **Second:** Its registered office in the State of Delaware is to be located at 919 N. MARKET ST, STE 425 Street, in the City of WILMINGTON County of NEW CASTLE Zip Code 19801.

The registered agent in charge thereof is INCORP SERVICES, INC.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is 100,000,000 shares (number of authorized shares) with a par value of .001 per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
Name TIMOTHY A HOLLY
Mailing Address 1075 N. PEACHTREE ST., SUITE 3650
ATLANTA, GA Zip Code 30308

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 21ST day of FEBRUARY, A.D. 2017.

BY: [signature] (Incorporator)

NAME: TIMOTHY A HOLLY
(type or print)

130205

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20170078721-25
Secretary of State	Filing Date and Time: 02/23/2017 8:45 AM
State of Nevada	Entity Number: E0149732016-7

Certificate of Dissolution

(PURSUANT TO NRS 78.580)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Dissolution For a Nevada Profit Corporation

Before or After Issuance of Stock and After Beginning of Business (Pursuant to NRS 78.580)

1. Name of corporation:

WUSSLER WORLDWIDE MEDIA COMPANY

2. Entity or NV I.D. number: E0149732016-7

3. The resolution to dissolve said corporation has been approved by the directors or both the directors and stockholders as provided in NRS 78.580(1) and (2). The names and addresses of the president, secretary, treasurer and all directors* are:

Name	Address
TIMOTHY A HOLLY (Name of president)	1075 N. PEACHTREE ST, STE 3650, ATLANTA, GA 30309
TIMOTHY A HOLLY (Name of secretary)	1075 N. PEACHTREE ST, STE 3650, ATLANTA, GA 30309
WILLIAM SWIFT (Name of treasurer)	1075 N. PEACHTREE ST, STE 3650, ATLANTA, GA 30309
JEROME C IRONS (Name of director)	1075 N. PEACHTREE ST, STE 3650, ATLANTA, GA 30309
DOUGLAS MCHENRY (Name of additional director, if any)	1075 N. PEACHTREE ST, STE 3650, ATLANTA, GA 30309

3. Effective date and time of dissolution: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X [signature]

Signature of Officer

Date: 02/23/2017

*attach a plain 8 1/2" x 11" sheet to list additional directors.

FILING FEE: $100.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Service Request# 20171120794

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9547535
INFOTAXSQUARE.COM
7 DAVID AVE
HICKSVILLE, NY 11801

02-23-2017

ATTN: MADIHA

DESCRIPTION		AMOUNT
6324647 - WUSSLER WORLDWIDE MEDIA COMPANY		
0101J Foreign Entity to Dom Stock Corp		
	Conversion Fee	$115.00
	Incorporation Fee	$20.00
	Receiving/Indexing	$25.00
	Surcharge Assessment-New Castle County	$12.00
	Page Assessment-New Castle County	$36.00
	Data Entry Fee	$10.00
	Court Municipality Fee, Wilm.	$40.00
	Expedite Fee, 24 Hour	$100.00
	Expedite Fee, 24 Hour	$50.00
6324647 - WUSSLER WORLDWIDE MEDIA COMPANY		
8100 Certified Copy - 1 Copies		
	Certification Fee	$100.00
	TOTAL CHARGES	$508.00
	TOTAL PAYMENTS	$508.00
	BALANCE	$0.00

INFOTAXSQUARE.COM FEES BREAK DOWN:

Certificate of Good Standing	$ 95
NV Dissolution-Home State	$ 225
Do you need Registered Agent	$99
IRS Notification EIN Move:	$50
US Shipping Only	$ 15
Infotax Square Fees	$99
DE State Fees	Not Calculated -determined be the Shares
TOTAL:	**$583**